Prospectus Supplement No. 5 (to Prospectus dated November 3, 2015)	Filed pursuant to Rule 424(b)(4) Registration No. 333- 207033

44,974,658 Shares
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TALEN ENERGY CORPORATION
Common Stock
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This prospectus supplement supplements the prospectus dated November 3, 2015, (as supplemented to date, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration No. 333-207033). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on December 29, 2015 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate solely to the offer and sale from time to time of up to 44,974,658 shares of Talen Energy Corporation common stock, $0.001 par value per share, by the selling stockholders identified in the Prospectus. See “Selling Stockholders” in the Prospectus. The registration of the shares of common stock to which the Prospectus and this prospectus supplement relates does not require the selling stockholders to sell any of their shares of our common stock nor does it require us to issue any shares of common stock.
This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “TLN.” On December 31, 2015, the closing sales price of our common stock as reported on the NYSE was $6.23 per share.
Because all of the shares of our common stock offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus.
Investing in our common stock involves risks. Before making a decision to invest in our common stock, you should carefully consider the matters described under “Risk Factors” beginning on page 22 of the Prospectus and page 79 of our quarterly report on Form 10-Q for the quarterly period ended September 30, 2015.
Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 4, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 23, 2015

Commission File Number	Registrant; State of Incorporation; Address and Telephone Number	IRS Employer Identification No.

1-37388	Talen Energy Corporation (Exact name of Registrant as specified in its charter) Delaware (State or other jurisdiction of incorporation) 835 Hamilton Street, Suite 150 Allentown, PA 18101-1179 (888) 211-6011	47-1197305
1-32944	Talen Energy Supply, LLC (Exact name of Registrant as specified in its charter) Delaware (State or other jurisdiction of incorporation) 835 Hamilton Street, Suite 150 Allentown, PA 18101-1179 (888) 211-6011	23-3074920

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On December 23, 2015, Talen Energy Corporation (the “Company”) entered into change in control severance protection agreements (each a “CIC Agreement”) with Jeremy R. McGuire (Senior Vice President, Chief Financial Officer and Chief Accounting Officer), Clarence J. Hopf, Jr. (Senior Vice President and Chief Commercial Officer) and Timothy S. Rausch (Senior Vice President and Chief Nuclear Officer). The CIC Agreements provide benefits to such officers upon an involuntary termination of employment without “cause” or a termination by the officer for “good reason” (each as defined in the CIC Agreement and each a “qualifying termination”) in connection with a “change in control” (as defined in the Talen Energy 2015 Stock Incentive Plan) of the Company.
Each CIC Agreement continues in effect until December 31, 2016, and each is automatically extended annually for an additional one-year period unless either party provides six months’ advance notice of non-renewal. If a change in control occurs during the term of a CIC Agreement, the CIC Agreement will expire no earlier than 24 months after the month in which the change in control occurs. In the event that an officer ceases to serve in his current position prior to a potential change in control, his CIC Agreement will terminate on such date.
Each CIC Agreement provides that, if an officer is terminated due to a qualifying termination, he will receive (to the extent not previously paid), a lump sum amount equal to the sum of (i) his full base salary through the termination date, (ii) the value of any annual bonus or cash incentive plan payment he would have received for service in the final calendar year of employment, as if 100% of target goals were achieved, but prorated based on the number of full calendar months of service completed and (iii) the value of any restricted stock units that he would have been awarded for service in the final calendar year of employment, as if 100% of target goals (including time-based vesting requirements) were achieved, but prorated based on the number of full calendar months of service completed.
Each CIC Agreement also provides that an officer generally will be entitled to the following severance benefits in the event of a qualifying termination in connection with a change in control:

•
a lump-sum payment equal to two times the sum of (1) his base salary in effect immediately prior to the date of termination or, if higher, immediately prior to the first occurrence of an event or circumstance constituting “good reason,” and (2) the average of annual bonuses earned by him in respect of the last three fiscal years ending immediately prior to the fiscal year in which the termination occurs or, if higher, the fiscal year immediately prior to the fiscal year in which an event or circumstance constituting “good reason” first occurs (provided, that, in the event the officer has not earned bonuses for at least three fiscal years, then such average bonus calculation may be based on either the prior one or two years’ annual bonuses or his annual target bonus, as the case may be);

•
a lump-sum payment equal to the aggregate amount of COBRA premiums otherwise payable for the 24-month period following termination (assuming COBRA would have been available for the 24 months at the rate in effect at date of termination);

•	unpaid incentive compensation that has been allocated or awarded for a previous performance period;

•
vesting of all contingent cash-based incentive compensation awards for all then uncompleted periods, calculated on a prorated basis of months of completed service, assuming achievement at the actual level of performance as of the date of change in control;

•
outplacement services until December 31 of the second calendar year after termination or, if earlier, until the first acceptance by the officer of an offer of employment, but limited to fees of $50,000; and

•
post-retirement health care and life insurance benefits if eligibility would have occurred within the 24-month period following termination or, if more favorable to the officer, within 24 months of the date on which the event or circumstance constituting “good reason” first occurs.

The foregoing summary of the CIC Agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the CIC Agreements, a form of which is filed herewith at Exhibit 10.1 and incorporated by reference herein.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits
	10.1	Form of Talen Energy Corporation Change in Control Severance Protection Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TALEN ENERGY CORPORATION

By:	/s/ Russell R. Clelland
Russell R. Clelland Vice President and Treasurer

TALEN ENERGY SUPPLY, LLC

By:	/s/ Russell R. Clelland
Russell R. Clelland Vice President and Treasurer

Dated:  December 29, 2015